Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Battle Mountain Gold Inc.
Suite 300 - 1055 West Hastings Street
Vancouver, BC V6E 2E9

2.	Date of Material Change

March 26, 2015

3.	News Release

A news release was disseminated through Marketwired on March 26, 2015.

4.	Summary of Material Change

Battle Mountain Gold Inc. (the “Company”) announced the extension of an option agreement.

5.	Full Description of Material Change

The Company announced an extension to April 13, 2017, of the time period (the “Exercise Period”) required to exercise the option (the “Option”) for its subsidiary Battle Mountain Gold (USA), Inc. (“BMG-USA”) to acquire a 40% interest in the Phoenix Joint Venture. Upon exercise of this option, BMG-USA, will acquire a 40% interest in the Lewis gold-silver property, which lies near the town of Battle Mountain in Nevada.

On March 13, 2013, the Company’s wholly owned subsidiary, BMG Mining Inc. (formerly known as Battle Mountain Gold Inc.) (“BMG”) and BMG’s wholly owned subsidiary, BMG-USA, entered into an option agreement (the “Option Agreement”) with Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals, Inc.) under which BMG-USA was granted an option to acquire NRC’s 40% interest in the Phoenix Joint Venture. The Option Agreement was previously amended on October 23, 2013, and March 10, 2014, to extend the Exercise Period.

On April 21, 2014, NRC provided notice to BMG and BMG-USA that NRC has assigned the cash receivables owing from BMG or its BMG-USA to NRC under the Option agreement to NRC’s parent company, Golden Predator US Holding Corp. (“Golden Predator”).

Prior to May 14, 2014, the Company, through BMG, has paid C$100,000 in cash and issued 2,000,000 common shares at C$0.15 per share in order to keep the Option in good standing. In order to exercise the Option, BMG is required to make a payment during the Exercise Period (the “Final Payment”) to Golden Predator of C$1,600,000 in either cash or common shares of the Company (the “Common Shares”) at the sole option of BMG.

BMG-USA and NRC have now entered into a third letter agreement (the “Third Amendment”) to extend the Exercise Period to April 13, 2017. The Third Amendment provides that the Final Payment may be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Company, BMG or BMG-USA having raised an aggregate total of more than $10 million dollars. If shares of the Company are to be issued, the Third Amendment also provides for agreement as to the price at which shares due are to be issued for the Final Payment.

As consideration for the Third Amendment, the Company has agreed to issue 1,000,000 Common Shares to Golden Predator by (i) issuing 500,000 Common Shares on or before March 31, 2015 (the “Extension Shares”); and (ii) issuing 500,000 Common Shares on or before October 31, 2015, at a deemed price of $0.10 per Common Shares which will be a credit to the $1,600,000 payment due on or before April 13, 2017, under the Option Agreement.

Once the Final Payment is made to Golden Predator, the Company will have a 100% interest in the Phoenix Joint Venture and therefore a 100% interest in the Lewis Property.

The Third Amendment and the issuance of the Extension Shares are subject to the approval of the TSX Venture Exchange.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

For further information, contact Chet Idziszek, President, Chief Executive Officer and Director at (604) 331-8772.

9.	Date of Report

March 26, 2015